Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 19, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11253
Balanced Income Equity and ETF Portfolio, Series 66
(the “Trust”)
CIK No. 1999697 File No. 333- 276059

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process section.

2.The Staff notes that the disclosure in the section entitled “Portfolio Selection Process” states, “The Trust invests approximately 50% in common stocks of dividend-paying companies and approximately 50% in ETFs which invest in (i) U.S. corporate bonds, (ii) foreign corporate bonds and (iii) foreign government bonds.” Please clarify what percentages the additional investments may be in.

Response:With respect to the Staff’s comment, the Trust notes that the assets listed in the section entitled “Additional Portfolio Contents” are not included in the investment strategy. However, these assets are included in the “Additional Portfolio Contents” section because the Trust has exposure to them through the common stocks and ETFs described in the section entitled “Portfolio Selection Process.”

Risk Factors

3.With respect to “companies with various market capitalizations,” if the Trust has exposure to small and/or mid capitalization companies, please include a risk factor for small and/or mid capitalization companies.

Response:If the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus. If the Trust does not have exposure to small and/or mid capitalization companies, the “Additional Portfolio Contents” disclosure will be revised accordingly.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon